UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Morningstar, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

617700 10 9

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617700 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph D. Mansueto

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 15,870,059

	6.	Shared Voting Power 917,764

	7.	Sole Dispositive Power 16,470,059

	8.	Shared Dispositive Power 317,764

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,787,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 39.52%

12.	Type of Reporting Person IN

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Item 1.
	(a)	Name of Issuer Morningstar, Inc.
	(b)	Address of Issuer's Principal Executive Offices 22 West Washington Street Chicago, Illinois 60602

Item 2.
	(a)	Name of Person Filing Joseph D. Mansueto
	(b)	Address of Principal Business Office or, if none, Residence 22 West Washington Street Chicago, Illinois 60602
	(c)	Citizenship U.S.A.
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 617700 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

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Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 16,787,823
(b) Percent of class: 39.52%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 15,870,059
(ii) Shared power to vote or to direct the vote 917,764
(iii) Sole power to dispose or to direct the disposition of 16,470,059
(iv) Shared power to dispose or to direct the disposition of 317,764

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

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Item 10.	Certification
Not applicable.

[Signature Page Follows]

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2023
Date

/s/ Joseph D. Mansueto
Signature

Joseph D. Mansueto
Name/Title

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